Yukon-Nevada Gold Corp. Closes Private Placement and Warrant Exercise for
Total Gross Proceeds of $59,328,000

Vancouver, BC – May 31, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the ”Company”) is pleased to announce that, further to its news release of May 24, 2011, the Company has closed its private placement for the gross proceeds of $14,400,000 from the issuance of 33,488,372 units (the “Units”) at a price of $0.43 per unit to Deutsche Bank AG, London Branch, (“Deutsche Bank”). There is no finder’s fee or commission payable on the private placement.

Each Unit consists of one common share (a “Share”) and one warrant (the “Warrant”). Each Warrant will have a 24 month term and is exercisable at an exercise price of $0.55 per share (the “Warrant Shares”). The Warrants are subject to accelerated expiry, at the option of the Company, in the event that the ten-day volume weighted average trading price of the Company’s shares equals or exceeds $0.90 per share for ten consecutive trading days.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of closing of the private placement.

Warrants
Orifer s.a. (“Orifer”), a major shareholder of the Company, has concluded the sale, for a nominal cost, of an aggregate of 140,400,000 of its warrant holdings. The warrants were sold on the condition that they were to be exercised immediately by the buyer. Deutsche Bank was the largest purchaser of the warrants, exercising 80,000,000 warrants for gross proceeds to the Company of $25,600,000. The remaining 60,400,000 warrants were purchased and exercised by other institutional investors and Company employees for gross proceeds to the Company of $19,328,000.

The Orifer warrants entitled the holders to purchase up to 140,400,000 shares of the Company at the price of $0.32 per share at any time up to January 12, 2012.

In approving the finance terms the board of directors resolved to add two resident North American board members to the Company’s Board of Directors to better reflect shareholder representation and it was subsequently confirmed that Orifer had agreed to lock-up its shares for 180 days from closing of the Company’s private placement with Deutsche Bank.

Use of proceeds are for 2011 capital budget expenditures at the Company’s gold producing property, Jerritt Canyon located in northern Nevada.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target.

Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.